Schedule a

(as of May 24, 2021)

Funds

Series	ANNUAL RATE OF AVERAGE DAILY NET ASSETS	EFFECTIVE DATE
First Trust Dorsey Wright DALI 1 ETF	0.30%	May 11, 2018
First Trust Dorsey Wright Momentum & Low Volatility ETF	0.60%	August 30, 2018
First Trust Dorsey Wright Momentum & Value ETF	0.60%	August 30, 2018
First Trust International Developed Capital Strength ETF	0.70%	December 14, 2020
First Trust S-Network Healthcare Technology ETF	0.65%	05/24/2021
First Trust S-Network Streaming & Gaming ETF	0.70%	05/24/2021